K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 27, 2014	Mark C. Amorosi mark.amorosi@klgates.com

T 202-778-9351

VIA EDGAR AND E-MAIL

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the Initial

Registration Statement on Form N-14 of EQ Advisors Trust (File No. 333-194194)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 14, 2014, concerning the Initial Registration Statement on Form N-14 (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 27, 2014. The Registration Statement was filed in connection with the proposed reorganization of certain series of AXA Premier VIP Trust into other series of the Trust. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement. Page references are to the page numbers of the courtesy copy provided to the staff.

Comments from SEC staff reviewer

1.	Proxy Statement/Prospectus

(a)	Each time the manager of managers order is discussed, please clarify that changes to the advisory contract that result in an increase in the aggregate advisory fee rate paid by the Portfolios remain subject to shareholder approval per the recent IM Guidance.

Response: The Trust has made the requested change.

(b)	The staff notes that in several places the Proxy Statement/Prospectus includes blocks of disclosure in all caps (e.g., page 13). Plain English principles advise against using large blocks of text in all caps. Please consider revising any such blocks of text found in the Proxy Statement/Prospectus.

Response: The Trust has made the requested change.

(c)	The staff notes that in several places the Proxy Statement/Prospectus discloses the management fee schedule and administration fee schedule for certain funds in narrative fashion (e.g., page 5). Please consider presenting fee schedules with breakpoints in a tabular format.

Alison White

March 27, 2014

Response: The Trust has made the requested change.

(d)	Proxy Statement/Prospectus (p. v): Please replace the reference to the IDEA Database with a reference to the EDGAR Database.

Response: The Trust has made the requested change.

(e)	Proposal 1, Summary (p. 6): In the bullet point beginning “following the Reorganization,” the staff takes note of the following disclosure:

However, it is expected that some of those holdings may not remain at the time of the Reorganization due to normal portfolio turnover. It is also expected that, if the Reorganization is approved, the Multimanager Aggressive Equity Portfolio’s holdings that are not compatible with the New Multimanager Aggressive Equity Portfolio’s investment objective, policies, and strategies will be liquidated in an orderly manner in connection with the Reorganization, and the proceeds of these sales held in temporary investments or reinvested in assets that are consistent with those investment objective, policies, and strategies.

Given that the investment objective, policies, and strategies will be identical, please consider the accuracy of this statement. This comment applies to all Shell Reorganizations.

Response: The Trust has revised this statement with respect to each Shell Reorganization to reflect the fact that there will not be any incompatible assets between the Portfolios involved in each Shell Reorganization.

(f)	Proposal 1, Summary (p. 6): In connection with the last sentence of the bullet point beginning “following the Reorganization,” if it is possible that the losses could be significant please state so. This comment applies to each Reorganization.

Response: The Trust has made the requested change with respect to each Reorganization that is not a Shell Reorganization.

(g)	Proposal 1, Annual Operating Expense Table (p. 7): Please include the annual operating expenses of the New Multimanager Aggressive Equity Portfolio even if they are identical to the annual operating expenses of the Multimanager Aggressive Equity Portfolio. This comment applies to all Shell Reorganizations.

Response: The Trust has made the requested change.

(h)	Proposals 6, 7 and 8, Annual Operating Expense Tables (pp. 63, 76 & 89): Please consider whether a line item for acquired fund fees and expenses is necessary.

Alison White

March 27, 2014

Response: The Trust revised the Annual Operating Expense Table for the EQ/International Core PLUS Portfolio to include a line item for acquired fund fees and expenses. The Trust confirms that the acquired fund fees and expenses, if any, for the Multimanager Large Cap Core Equity, EQ/Large Cap Core PLUS, Multimanager Large Cap Value, EQ/Large Cap Value PLUS, and Multimanager International Equity Portfolios were less than the amount required to be disclosed in the Annual Operating Expense Tables.

(i)	Board Considerations (pp. 100-102)

i.	Please discuss the reasons for the Shell Reorganizations separately from the reasons for the other Reorganizations.

Response: The Trust has made the requested change.

ii.	Please clarify why the Trust is pursuing the Shell Reorganizations and how, if at all, Contract owners will benefit from the Shell Reorganizations.

Response: The Trust has made the requested change.

iii.	Please consider providing a brief discussion of the reasons for the Reorganizations earlier in the Proxy Statement/Prospectus.

Response: The Trust has made the requested change.

iv.	The staff notes that the disclosure on page 101 states: “the combination of these portfolios would reduce duplicative offerings.” Please clarify how this statement applies to the Shell Reorganizations.

Response: The above statement does not apply to the Shell Reorganizations. The Trust has revised the disclosure on page 101 to indicate that the above statement applies only to the Reorganization of the Multimanager Large Cap Core Equity Portfolio into the EQ/Large Cap Core PLUS Portfolio, the Reorganization of the Multimanager Large Cap Value Portfolio into the EQ/Large Cap Value PLUS Portfolio, and the Reorganization of the Multimanager International Equity Portfolio into the EQ/International Core PLUS Portfolio.

v.	Please clarify that the statement in the first bullet point on page 102 may not be true of the Reorganizations in Proposals 4 and 5 after April 30, 2015 if the expense limitation agreements are not renewed.

Response: The Trust has made the requested change.

(j)	Potential Benefits of the Reorganizations to FMG LLC and its Affiliates (pp. 102-103): Please clearly state in bold-faced type that the benefits will not be passed on to Contract owners or affect them in any way.

Response: The Trust respectfully declines to make any changes in response to this comment because (1) the requested disclosure is not required by Form N-14, (2) the current disclosure clearly states that the potential benefits that are discussed may accrue to FMG LLC and its affiliates, and (3) the requested disclosure is potentially inaccurate and confusing to investors. Operating efficiencies and any increased profitability experienced by FMG LLC and its affiliates may result in benefits that may be passed on to Contract owners at the time of the proposed Reorganizations or at some future time.

Alison White

March 27, 2014

2.	Part C

(a)	Please expand the disclosure included in Item 15 of Part C to include the SEC position on indemnifications. See Item 510 of Regulation S-K.

Response: The Trust has made the requested change.

Comments from SEC staff accountant

3.	Proxy Statement/Prospectus

(a)	Proxy Statement/Prospectus (p. ii): Please correct the reference to AXA Premier VIP Trust.

Response: The Trust has made the requested change.

(b)	Reorganization Costs: Please provide an estimate of any Reorganization costs expected to be incurred by the Portfolios.

Response: The Trust has made the requested change.

(c)	Fee Tables: Please consider deleting the Shareholder Fees portion of the fee table.

Response: The Trust respectfully declines to delete the Shareholder Fees portion of the fee table. The presentation in the Proxy Statement/Prospectus is consistent with the presentation in the prospectuses for the Acquired Portfolios and the Acquiring Portfolios and is responsive to Item 3(a) of Form N-14 and Item 3 of Form N-1A. In addition, the Registrant believes that the disclosure is not unclear or confusing to Contract owners.

(d)	Performance: In the narrative introducing the comparative performance information please include a reference to average annual total returns for the past ten years.

Response: The Trust has made the requested change.

(e)	Proposal 1, Capitalization (p. 13): Please confirm the Class A Shares Outstanding for the Acquired Portfolio.

Response: The Trust has revised the Class A Shares Outstanding for the Acquired Portfolio referenced in the above comment.

Alison White

March 27, 2014

(f)	Performance (pp. 22 & 45): With respect to the bar chart for the Multimanager Technology Portfolio and the Multimanager Mid Cap Growth Portfolio, please update the Best Quarter disclosure. The staff notes that the current disclosure relates to performance that is outside the range of dates found in the bar chart.

Response: The Trust has made the requested change.

(g)	Proposal 4, Annual Operating Expense Table (pp. 40-41): The terms of the expense limitation agreement for Class IA, Class IB and Class K of the Acquiring Portfolio should be described in a footnote to the table.

Response: The Trust has made the requested change.

4.	Pro Forma Financial Statements

(a)	Each Pro Forma Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations should be marked “unaudited” and should include the name of the surviving fund in the title.

Response: The Trust has made the requested change.

(b)	Each Pro Forma Portfolio of Investments should include the title and the date.

Response: The Trust has made the requested change.

(c)	Since no adjustments are shown on the Pro Forma Portfolio of Investments, please explain in a footnote that as of December 31, 2013 all of the holdings of the target fund would comply with the strategies of the surviving fund.

Response: The Trust has made the requested change.

(d)	On each Pro Forma Portfolio of Investments the net assets of the combined fund should be reduced by the amount of any Reorganization costs expected to be incurred by the funds.

Response: The Trust has made the requested change.

(e)	On each Pro Forma Statement of Assets and Liabilities the combined net assets should be reduced for any Reorganization costs expected to be incurred by the funds.

Response: The Trust has made the requested change.

(f)	In the Notes to the Pro Forma Financial Statements, please describe the valuation policies of the surviving fund.

Alison White

March 27, 2014

Response: The Trust has made the requested change.

Miscellaneous

5.	For each Portfolio that discloses a fee waiver in its fee table, please confirm that the Trust has filed or intends to file the applicable expense limitation agreement.

Response: The Trust confirms that the applicable expense limitation agreements for each Portfolio that discloses a fee waiver in its fee table has been or will be filed.

6.	Please confirm the Trust will file a tax opinion by amendment to the registration statement.

Response: The Trust confirms that an opinion of counsel supporting the tax consequences of the proposed Reorganizations will be filed as an amendment to the Registration Statement within a reasonable time after receipt of such opinion.

7.	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

Gariel Nahoum, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.

K&L Gates LLP